VIPER ENERGY PARTNERS LP

500 West Texas Avenue, Suite 1200

Midland, Texas 79701

VIA EDGAR

May 29, 2014

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Viper Energy Partners LP
Registration Statement on Form S-1
Filed May 7, 2014
File No. 333-195769

Dear Mr. Schwall:

Set forth below are the responses of Viper Energy Partners LP (the “Registrant”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2014, with respect to Registration Statement on Form S-1, File No. 333-195769, filed with the Commission on May 7, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver five copies of Amendment No. 1, as well as five copies of Amendment No. 1 that are marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Draft Registration Statement on Form S-1

General

1.	We note that Diamondback Energy is offering common units received in consideration for contribution of its ownership interest in the Viper Energy Partners LLC at the closing of this offering. Please provide us with an analysis as to whether Diamondback is an underwriter with respect to this offering.

Response: We respectfully note that Diamondback Energy, Inc. (“Diamondback”) is not selling common units in this offering. However, the Registration Statement has been revised to add disclosure indicating that Diamondback may be deemed an underwriter with respect to this offering since Diamondback will be receiving the net proceeds of the offering. Please see the cover page of the prospectus and pages 3 and 75.

Securities and Exchange Commission

May 29, 2014

Our Properties, page 1

2.	We note your response to prior comment 4 and that Diamondback acquired the property in September 2013. Indicate the price paid by Diamondback. See Item 404(c)(1)(ii) of Regulation S-K.

Response: The Registration Statement has been revised accordingly. Please see pages 2 and 73.

Risk Factors, page 17

3.	We note the removal of your risk factor with heading, “The standardized measure of our estimated proved reserves and our PV-10 are not necessarily the same as the current market value of our estimated proved oil reserves.” Please explain to us the reasons that you removed this risk factor.

Response: We respectfully note that the risk factor was removed because, although the notes to the audited financial statements provides the standardized measure, the Registration Statement does not otherwise disclose the standardized measure of our estimated proved reserves or our PV-10.

Business

Our Properties, page 72

4.	In response 10 to our letter of April 18, 2014, you stated, in part, that “In the remaining 5,977 gross (5,977 net) acres, [of 12,687 total net acres] Diamondback owns no working interest, and neither Diamondback nor the Registrant has any control over their development other than to enforce any development provisions in the relevant lease agreement. RSP Permian is the operator of the majority of the mineral interest-only acreage.” Please tell us the figures for this mineral interest-only acreage operated by RSP Permian and the PUD reserves you have booked on this RSP Permian operated acreage and on this acreage operated by others. Address how there is reasonable certainty of the scheduled recovery for the PUD reserves on this mineral interest-only acreage. Include the progress (i.e. number of scheduled wells spudded by May 15, 2014) in the drilling of PUD locations as scheduled in your third party reserve report.

Response: RSP Permian is the operator of 4,095 of the 5,977 net acres in question. With respect to the remaining 1,882 net acres not operated by RSP Permian, no PUD reserves have been booked. On the acreage that RSP Permian operates, we have PUD reserves totaling 1,010 MBOE booked for 30 vertical locations. RSP Permian has provided information to us that they have included

Securities and Exchange Commission

May 29, 2014

such PUD reserves in their publicly disclosed reserve information as of December 31, 2013. Information available to us with respect to these locations indicates that RSP Permian would have a strong financial incentive to drill these wells based on current conditions. RSP Permian previously indicated to us that they intend to keep one rig operating drilling vertical wells on this acreage combined with a smaller adjacent acreage block. As of May 15, 2014, three of these locations had been drilled and a fourth well was in progress. As a result of all of the above as well as other information available to our independent reserve engineer, we are comfortable that there is reasonable certainty of the scheduled recovery of these PUD reserves.

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Securities and Exchange Commission

May 29, 2014

Please direct any questions that you have with respect to the foregoing responses to me at (405) 463-6900 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer, Senior Vice President and Assistant Secretary

cc:	Caroline Kim
Randall J. Holder – Viper Energy Partners LP
Brenda Lenahan – Vinson & Elkins L.L.P.
Mike Rosenwasser – Vinson & Elkins L.L.P.